VIA EDGAR

August 30, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Energy and Transportation

Division of Corporation Finance

Washington, D.C. 20549

Attn: Liz Packebush and Kevin Dougherty

Re:	Brookmount Explorations, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed July 8, 2024 File No. 024-12392

Dear Ms. Packebush and Mr. Dougherty:

We write on behalf of Brookmount Explorations, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 22, 2024, commenting on the Company’s Amended Offering Statement on Form 1-A filed July 8, 2024 (the “Offering Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 2 to Offering Statement on Form 1-A filed July 8, 2024

Dilution, page 18

1.                  We note your revision to the dilution table in response to prior comment 6. Please disclose how you derived your net tangible book value as of February 29, 2024 of $31,447,000.

Response: In response to this comment, the Company has amended the Offering Statement to disclose these calculations in the Dilution section of the Offering Circular.

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1.                  Present the "Change in net tangible book value per share attributable to new investors" in parentheses to reflect the negative value.

Response: In response to this comment, the Company has amended the Offering Statement as requested.

Part II and III

Description of Property, page 29

2.                  We note your response to comment 9. Please clearly state which property or properties you consider to be material.

Response: In response to this comment, the Company has amended the Offering Statement where indicated to state that currently, the Talwaan property is material to its business, as it is the source of all revenues reported for the periods presented in the Offering Circular.

3.                  We note your response to comment 10. Please clarify the units associated with the capacities that you have included in your revised disclosure. For example are capacities presented on a per day basis, per year basis, or other.

Response: In response to this comment, the Company has amended the Offering Statement in its description of the Talawaan operation to describe the total output of its operations at the site. Currently, the throughput of the mining operations is currently around 300 bags per day which represents approximately 15,000kg or 15 metric tons of gold ore. On the basis of an average ore grade of 28 grams/ton, equating to a daily output of 420 grams of 99% pure gold or 13kg/month.

4.                  Please address the following regarding your processing facilities:

•	Clarify the discrepancy with respect to the number of ball mills. We note that page 24 states over 50 ball mills however page 30 states over 80 ball mills.
•	Provide additional detail regarding your tailings facility, including permit requirements and any required detoxification or other environmental requirements prior to tailings placement.
•	Please describe your off-site refinery and refining process.

Response: In response to this comment, the Company has amended the Offering Statement to correct its disclosures to reflect that there are currently 68 operating ball mills. In addition, the subsection entitled “Ore Processing” has been expanded to include requested disclosures regarding the tailings pond. Finally an additional disclosure has been added describing the off-site refining process.

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Management's Discussion and Analysis of Financial Condition and Results of Operation, page 35

5.                  You did not respond to comment 13 from our letter dated May 14, 2024. It appears you included comment 12 from our letter dated February 16, 2024 as comment 13 in your July 5, 2024 response. We re-issue comment 13 from our letter dated May 14, 2024. We note your discussion of the cash flows from operating activities on page 37 for the periods presented merely recites the numbers from the financial statements. Please revise your discussion to address the underlying reasons for the material fluctuations between periods in quantitative and qualitative terms.

Response: In response to this comment, the Company has amended the Offering Statement in the Liquidity and Capital Resources subsection to provide additional details on specific components of its cash flows from operating activities and their fluctuations from period to period, and to discuss the primary reasons for material changes in its operating results.

1. Summary of Signficant Accounting Policies, page F-5

6.                  We note your response to prior comment 25. Please tell us the authoritative literature you follow to support your belief that you are not required to submit a US tax return.

Response: In response to this comment, the Company respectfully advises the Commission that it has generated no gross income taxable in the U.S., as all gross income reported by the Company has been generated through mining activities outside of the United States conducted by its wholly-owned foreign subsidiary. IRC §951 requires U.S. shareholders of controlled foreign corporations to include the income of the foreign corporation in their own gross income only in certain specified cases (i.e., Subpart F income as defined in IRC §952 and/or IRC §956 income) which are not applicable to the Company.

Although the Company does not have taxable income or unpaid tax liabilities in the U.S., it recognizes that, as a U.S. corporation, it is legally required to submit an annual federal tax return in the U.S. A risk factor disclosure on this subject has been added to the Offering Statement on page 10.

4. Funds held by operating partner for reinvestment, page F-12

7.                  We note your response to prior comment 27 and the revised disclosure in Note 4 on page F-12. You indicate that the operating agreement was renegotiated and amended in September 2023 "such that all the retained cash from unallocated earnings, being held by our operating partner on behalf of BMXI, are reinvested into (1) the expansion of the gold reserve area, (2) recapitalization and expansion of the mining assets and capital equipment and (3) review of workers safety protocols and standards, including additional training, and upgrading of safety equipment." Explain to us how the funds represent assets of the company given they are for use by the operating partner and to be reinvested into the property.

Response: In response to this comment, the Company respectfully advises the Commission that 8. Please note that the retained cash from operating activities is held by the operating partner strictly on behalf of the Company. Per the agreement with the operating partner, these funds can be reinvested back into the business at the direction and behest of the Company.

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9. Events After the Reporting Period, page F-13

8.                  We note your response to prior comment 28 and the revised disclosure in Note 9 on page F-13. In this regard, we note that the outstanding shares at February 28, 2024 are 87,703,370 and at June 24, 2024 are 105,101,280, for a difference of 17,397,110 shares issued during that period. Your revised disclosure only addresses 13,750,000 shares issued on April 3, 2024. Please address the additional 3,647,910 shares issued during this period.

Response: In response to this comment, the Company has amended the Offering Statement to update its issued and outstanding shares and to give additional details in the subsequent event footnote to its financial statements.

General

9.                  We note your response to prior comment 30, indicating that you have amended Part I, Item 6 of the Offering Statement to bring it up to date. However, we could not locate such revisions. Please revise or advise.

Response: In response to this comment, the Company has amended the Offering Statement to update and correct Part I throughout, including in Item 6. Please note that Item 6(b), as amended, indicates a total of 39,229,996 shares issued in the year prior to the current date. These shares consisted of the following: $207,500 in convertible notes issued in the last year, with 23,919,996 shares issued in the last year upon conversion of convertible notes; 13,750,000 shares issued in a private offering for proceeds of $275,000; 1,00,000 shares issued as a litigation settlement; and 560,000 shares issued as consulting compensation. The electronic form for Part 1 does not permit the inclusion of these details, as only numbers can be entered.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By: /s/ Joe Laxague

Joe Laxague, Esq.

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